Exhibit 99.1

MY Announces Board of Directors’ Committee Changes and

New Senior Management Appointment

ZHONGSHAN, China, February 4, 2013 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, announced today that Mr. Stephen Markscheid, a current member of the Company’s audit committee, has been appointed as chairman of the audit committee. He succeeds Mr. Ted Lee who will remain an independent director of the Company and a member of the audit committee, a position he has served since October 2010. Mr. Lee resigned as chairman of the audit committee for personal reasons to allow him more time to pursue other interests. The board of directors of Ming Yang has also appointed Mr. Xueyong Zhao as president of the Company in charge of research and development, manufacturing operations, overseas market development and human resources management. All committee and management changes are with immediate effect.

Mr. Markscheid has been an independent director of the Company since June 2011 and is a seasoned professional in the financial services industries in the U.S. and China. He has also been the chief executive officer of Synergenz BioScience Inc. since 2007, a board member of CNinsure, Inc. since 2007 and a board member of Jinko Solar, Inc. since 2009. Mr. Markscheid also serves on the board of trustees of Princeton-in-Asia.

Mr. Zhao has over ten years of experience in the research and development of wind power generator technologies. Prior to joining Ming Yang, he served as the director of product development and technology in China at Bosch Rexroth AG from 2008 to 2012, primarily in charge of developing market strategies and overseeing the operations of the wind power business unit in China. From 2004 to 2007, he was the deputy director of research and development at Eickhoff GmbH, specializing in wind turbine drive systems and was involved in the research and development projects of various wind turbine drive systems. Mr. Zhao obtained his bachelor’s degree in engineering mechanics and a master’s degree in hydraulic structure engineering from Tianjin University in China. He also had a Ph.D degree from Chemnitz University of Technology in Germany, specializing in wind turbine power generation.

Commenting on the changes, Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang, said, “On behalf of the board of directors, we would like to thank Mr. Lee for the valuable contribution he has made as chairman of the audit committee, in terms of providing his expertise in financial management and helping us to improve the corporate governance of the Company.”

Mr. Zhang stated, “With his expertise and experience in U.S. and China, we are pleased to have Mr. Markscheid chair the audit committee, and we are confident that he will further assist Ming Yang to fulfill its ongoing commitment to solid corporate governance.”

Mr. Zhang continued, “We also welcome Mr. Zhao to Ming Yang, which we believe further reinforces the strength of our management team. Mr. Zhao’s strong academic background and industrial expertise in both the global and China’s wind power industry, particularly in research and development, is expected to significantly advance Ming Yang’s cutting edge capabilities in total wind power solutions and further facilitate our global business growth plans.”

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Nora Yong

+852-2530-0228

mingyang@fleishman.com